EXHIBIT 12.1

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES—FAIR ISAAC CORPORATION

(In thousands, except ratio data)

	2009	2010	2011	2012	2013
Earnings:
Income from continuing operations before income taxes	$97,570	$92,304	$97,455	$136,243	$131,984

Fixed charges:
Interest expense	25,481	24,124	32,364	31,734	30,281
Rent expense (Interest factor)	8,146	7,538	7,021	7,100	7,359

TOTAL FIXED CHARGES	33,627	31,662	39,385	38,834	37,640

EARNINGS AVAILABLE FOR FIXED CHARGES	$131,197	$123,966	$136,840	$175,077	$169,624

Ratio of earnings to fixed charges (1)	3.90	3.92	3.47	4.51	4.51

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).